Exhibit 99.3

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Code of Ethics

April 2003

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Code of Ethics Contents

Letter from our President

2

Introduction

3

Ethical Practices

3

Values:  Statement of Principle

Personal Values and Conduct

A Shared Commitment

Putting the Values to Work:  Ethical Commitments

Implementing the Commitments

5

Guidelines for Ethical Decisions

Our Common Working Environment

Commitments to Interested Parties

Employees

Shareholders

Customers

Vendors

Reporting Illegal Conduct

8

Protecting Assets

8

Using Copyrighted Materials

9

Conflicts of Interest

10

Outside Activities

Gifts and Entertainment

Bribes and Kickbacks

Insider Trading

Family and Friends

Customer Relationships

13

Vendor Relationships

14

Community

        15

Ethical Leadership in the Community

Communities

Health, Safety and the Environment

Relationship to the Political Process

Competition

Accountability

Summary

        18

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Letter from our President

Dear Fellow Employee:

The importance of integrity cannot be overstated.  It is essential for our success – it is the most important quality an individual or company can possess.  The integrity of our Company is a reflection of the collective integrity of each one of us.  It takes time and hard work to earn a reputation of integrity, and an instant to destroy it through a single, inappropriate act.

On the pages that follow, we have described the various aspects and perspectives of how we are to conduct ourselves in the business world.  Each situation we will encounter is unique which means that the principles that follow are to guide us to an appropriate course of action.  If, in any situation you have even the slightest doubt, do not hesitate to consult with your manager, director, the Director of Human Resources or any officer.

Jack English

President & CEO

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Code of Ethics

Introduction

At Florida Public Utilities [FPU] we recognize the importance of integrity, trust and commitment to our success.  We are committed to upholding high ethical standards in our operations and with everyone we come in contact with, i.e. our shareholders, employees, customers, contractors, vendors, competitors and the communities we serve.  We believe in the principles of honesty, fairness, respect and honor.

This code cannot and is not intended to cover every situation that we may encounter or provide the appropriate solution to all questions that might arise; for that we rely on each person’s common sense of what is right, including an understanding of when it is advisable to seek guidance from others on an appropriate course of conduct.  Our business depends upon the reputation of the company and its directors, officers and employees for integrity and conduct based upon high ethical standards.

Ethical Practices

Values:  A Statement of Principle

New ways of organizing people and work within the company are giving each of us greater responsibility for making decisions.  Given the complexity and constantly changing nature of our business and our society, no list of hard-and-fast rules, however long and detailed, could adequately cover all the dilemmas we potentially face.  Thus, every employee is asked to take responsibility for making ethical decisions.

Personal Values and Conduct

In most situations, our personal values and honesty will guide us to the right decision.  But in our capacity as employees and representatives of

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FPU, we must also always consider how our actions affect the reputation, integrity and credibility of the company.  Our business ethics must reflect the standard of conduct outlined in this code – a standard based upon the company’s values and encompassing our relationship with everyone with whom we come in contact.

Our personal conduct must be above reproach while we are on duty, traveling, taking lunch or stopping-off on the way home.  If we are in a branded company vehicle or wearing branded clothing, we must exercise good judgment.  If you are uncertain if a certain behavior is inappropriate, ask yourself if a family member, another employee, a neighbor or the media observed you, would you behave differently?  If so, you need to adjust your behavior appropriately.

If you feel you are being pressured to be a part of something you consider inappropriate from a moral, ethical or legal perspective, you should formally report your concerns to the Director of Human Resources or any officer.

A Shared Commitment

We place a high value on being able to fulfill our commitments and to do so with integrity.  Integrity means being of sound moral principle.  It means that each individual within our company is doing their best to conduct themselves by the standards of business conduct outlined in this code.

Acting with integrity also means that while we may not always be sure of every answer, we will not say one thing and then do another.  We will not make promises that we have no intention of keeping or cannot be reasonably sure we will be able to keep.  We will strive to the best of our ability to support each commitment we have made and to conduct business in an honest and ethical manner.

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Putting the Values to Work:  Ethical Commitments

The following sections take a more in-depth look at what it means to put these values to work in our business.  The section, Implementing the Commitments: Guidelines for Ethical Decisions outlines your role in enabling the company to meet its commitments to others and maintain its ethical standards.  When individuals choose to disregard the code, we could suffer damage to the company’s reputation and the ensuing loss of customers, community and employee goodwill, and profitability.  Violations may result in disciplinary action, up to and including termination of employment.  Actions that are against the law may be subject to criminal prosecution.

Implementing the Commitments

Guidelines for Ethical Decisions

FPU Company’s ability to honor its commitments and ethical standards is directly dependent on the day-to-day choices and actions of each employee, officer and member of the board of directors, collectively herein also referred to as “employees.”  This section outlines the standard of ethical practice expected from everyone affiliated with FPU.

Our Common Working Environment

Each employee has responsibility for creating and sustaining a pleasant, secure, and productive working environment, an environment in which all employees, customers and vendors are treated fairly and with respect.

We must all strive to communicate our ideas and concerns in an honest and clear manner.  We must make sure that our criticisms are both direct and constructive and that we can accept candid feedback from others in the same spirit.  Developing our ability to resolve problems and work effectively as team members is an important and constant challenge.

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Respect for the differences in backgrounds, experiences, perspectives and talents that each individual employee brings to the team are a fundamental value.  FPU does not tolerate discrimination, harassment or demeaning behavior against any individual or group.  We recognize that there are differences among individuals and groups that go well beyond race and gender.  We must learn to understand these individual differences and see how they contribute to the creation of more innovative ideas and of better solutions to problems.  It is important that we make the effort to discover how our own skills and perspectives can support this process and to recognize our personal areas for development.

Our responsibilities to other employees also include ensuring that we do our part in maintaining environmental, health and safety standards in our own workplace.  One important component of health and safety standards concerns illegal drugs.  In order to establish FPU as a Drug Free Workplace and thereby increase the safety and health of our employees and their families, FPU requires that our employees shall not use drugs illegally at any time, shall not use or be under the influence of alcohol while working and shall not use or be under the influence of medications that could affect their ability to work safely.

Commitments to Interested Parties

This section outlines some of the key commitments that FPU makes to those with the most direct interest in the organization:  its employees, shareholders, customers and vendors.  It contains a lot of statements beginning with “FPU commits…” or “the company will …”.  Remember that the ethical conduct of “the company” is really the collective conduct of its employees, officers, and members of its board of directors.  Implementing the Commitments provides specific guidelines on your role in making these statements more than just words.

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Employees

FPU’ employees provide the energy, skill and work ethic we need to be able to achieve our strategic goals.   The company strives to provide work that is satisfying and an environment that is safe, pleasant and free from harassment and violence.  FPU is committed to providing each employee with equal advancement opportunities.  Wherever we operate, the company offers salaries and benefits that are competitive and fair.  The company provides employees with opportunities for continuing professional development.

We are committed to protecting and enhancing the health and safety of our employees.  We want our employees to immediately report accidents, injuries and unsafe equipment, practices or conditions.

FPU values the contributions of every employee and treats each individual with respect.  This includes safeguarding the confidentiality of employee records and supporting as far as possible employees’ career aspirations.  As a company, FPU is committed to informing employees quickly and fully on issues affecting them, and listening to their ideas and concerns.

FPU is committed to a policy of equal employment opportunity without regard to any classification unrelated to job performance.  FPU seeks to create a work force that is a reasonable reflection of the diverse populations of the communities that we serve.

Shareholders

Profits are essential to the longevity of the company and to the well being of all who depend on it.  The company seeks to provide value to shareholders while maintaining financial prudence.  FPU believes that shareholder value is delivered through satisfied and loyal customers and that customer satisfaction is directly dependent on satisfied and effective employees.  The company endeavors to act in what it perceives to be the shareholders’ best interests and provides them with full,

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fair, accurate, timely and understandable disclosure in all reports and communications in accordance with applicable laws and regulations.

Customers

The company maintains high ethical standards in its customer relationships.  Customers deserve safe, reliable and competitively priced energy and value added services.  The focus of the company’s daily activities is to deliver excellent and friendly service resulting in customer satisfaction, superior value and product excellence.

Vendors

FPU is fair in its choice of vendors and honest in business interactions with them.  Purchasing decisions are made on the basis of competitive price, quality, quantity, delivery, service and reputation.  The objective is to procure goods and services which will contribute to the quality of our service and the long-term benefit of the company.

Reporting Illegal Conduct

If you become aware of, or have suspicions of any illegal activity, such as theft, forgery, misappropriation, conversion or falsification of records, you should formally report your concerns to the Director of Human Resources and any division director or company officer.  You may rest assured that the company will not allow retaliation for concerns reported in good faith.

Protecting Assets

Collectively, we have a responsibility to protect the company’s assets and ensure their efficient use.  Theft, carelessness and unnecessary waste have a direct impact on the company’s profitability and ultimately, on our jobs.

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Supplies and equipment purchased by the company are intended to be used for FPU’ business purposes only.  Any other use, after hour’s charitable work, for example, must receive prior approval from your Director.  Everyone involved in operating equipment has a responsibility for understanding its proper use and maintaining it in good condition.

Information is an important company asset.  Unintended release of business or technical information to third parties may help our competitors.  If competitors gain even a very general sense of our business plans, it may give them a head start in reducing whatever advantages we may have.  Inappropriate handling of sensitive information or original ideas provided by third parties can lead to a loss of trust and liability for damages.

Employees who have access to proprietary and confidential information, e.g. engineering designs, employee records, data entrusted to us by a customer must take every precaution to keep it confidential.  Be cautious in discussing company business in public – in restaurants, on airplanes or on telephones.  Use extra care in transmitting confidential materials via fax.  Remember that our obligation to protect FPU’s proprietary and confidential information continues after we leave the company.

Protection of company information also means reporting information completely and accurately.  Trying to hide bad news through misleading information undermines trust and may be illegal in some cases.

The reputation of the company, its employees and its services is also an important asset that you have a responsibility to protect.

Using Copyrighted Materials

Many materials used by FPU’ employees in the course of their work are protected by copyright laws: computer software, books,

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audio and videotapes, trade journals, magazines, newsletters, photographs, manuals and articles are a few examples.  Things like presentation slides, training materials, management models and problem solving frameworks, produced by outside consultants or organizations may also be copyrighted.

Reproducing, distributing or altering copyrighted materials without the permission of the copyright owner or authorized agent is forbidden.  Computer software licensed by FPU must not be illegally copied for personal, company or customer use.

Conflicts of Interest

Conflicts of interest occur when our personal interests interfere in any way, or even appear to interfere, with the interests of the company.  A conflict of interest situation can arise when we engage in outside work or make a financial investment that makes it difficult for us to perform our FPU work efficiently, objectively and effectively.  Conflicts of interest also arise when we, or members of our family, receive personal, unearned benefits as a result of our position in the company.

Outside Activities

FPU’ employees, officers and members of the board of directors, must not serve as directors or officers of any organization that might supply goods or services to the company, buy goods or services from the company, or compete with the company, without prior approval.  Neither is it permissible for them to work as employees of, or consultants to, any of these organizations.

There are cases, however, where FPU employees start their own businesses, or take on part-time work with organizations that are neither competitors, contractors, suppliers nor customers.  This in itself does not constitute a conflict of interest.  It is the employee’s responsibility to ensure that the second job does not conflict with the interests of FPU.  For example, this means ensuring that the two activities are strictly separated:

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That you do not do other work on FPU time.

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That customers and colleagues from your outside business do not contact you at FPU.

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That you do not use FPU’s equipment and supplies, or any FPU personnel for your outside business.

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That you do not promote products or services from your outside business to other FPU employees during working hours.

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That you do not attempt to sell products or services from your outside business to FPU.

In order to avoid any uncertainty, you must notify the Director of Human Resources and your manager to approve the outside work prior to commencing it.

Gifts and Entertainment

The occasional exchange of business courtesies, such as modest gifts, meals and entertainment, is a common practice meant to provide a legitimate opportunity to interact, create goodwill or establish trust and understanding in our business relationships.  However, we cannot allow these practices to adversely affect our objectivity and decision-making, nor should we use these practices to place undue influence on our customers, vendors or business partners. FPU policy prohibits gifts to or from any private individual, firm, or entity as a means of improperly inducing business.   The guidelines apply at all times and they do not change during traditional gift-giving seasons or during the planning of a company event.

As these guidelines cannot cover every circumstance, the burden is on individual employees to use good judgment.  “Everyone else does it” is not sufficient justification.  If you are having difficulty determining whether a specific gift or entertainment offer is within the bounds of acceptable business practice, consult with the Director of Human Resources and your manager or your division director.

There are some cases where refusal of an inappropriate gift would cause embarrassment and hurt to the person offering it.   In these cases, the best

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practice is usually to accept the gift on behalf of the company, report it to your manager and deliver it to the Director of Human Resources.

In some circumstances, FPU may offer a gift as part of a public occasion.  Such gifts must be approved in advance, accurately and completely accounted for and reported on the books and records of the company.

Bribes and Kickbacks

Under no circumstances is it acceptable to offer, give, solicit or receive any form of bribe, kickback, barter or other inducement, such as a loan of cash, cash equivalents or securities or obtaining a cosigner for a loan or the borrowing of equipment.   Under some statutes (such as the U.S. Foreign

Corrupt Practices Act), these are criminal actions that can lead to prosecution.

In order to ensure that agents and representatives acting on FPU’ behalf are not themselves offering or receiving bribes or kickbacks, all such arrangements must be covered by written contracts and documented in accordance with legal and accounting requirements and ethical business practices.  The compensation spelled out in the contract must be clearly commensurate with the activity undertaken.

Insider Trading

Insider trading means using confidential, material information about FPU, its customers or suppliers to achieve an unfair advantage in the buying or selling of shares.  “Material information” is usually defined as “information, which, if publicly disclosed, would reasonably be expected to influence the decision of a reasonable investor to buy, hold or dispose of the company’s common stock”.

Insider trading is both unethical and illegal.  It is also illegal to pass on undisclosed material information to anyone, other than in the ordinary

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course of business.  Employees who involve themselves in insider trading (either by personally engaging in trading or by disclosing confidential material information to others) are subject to immediate termination and prosecution.

Family and Friends

While conflict of interest guidelines are not intended to unduly interfere with an employee’s family or personal life, there are situations where the actions of family members and close personal friends may constitute a conflict of interest for the employee.  For example, any gifts or other benefits offered to family members by suppliers or potential suppliers are considered business gifts subject to the Gift and Entertainment Guidelines.  If your spouse, relative or close personal friend is an employee of, or has a substantial interest in a business seeking to provide goods and services to FPU, you must ensure that you do not attempt to use your position at FPU to influence the bidding process or negotiation in any way.  If you are directly involved in purchasing functions, you must disclose this conflict of interest to the Director of Human Resources and your manager immediately.

If you have a relative or friend who works for a competitor, you must disclose this to the Director of Human Resources and your manager and discuss this situation with them.

Customer Relationships

Each of us has important responsibilities to our customers.  Our credibility with our customers depends on our ability to fulfill our commitments.  Every time an employee commits to an unrealistic timetable, some hard-earned customer trust is lost.  We must not make promises unless we are reasonably confident that we will be able to keep them.  All sales and promotional efforts must be free from deliberate misrepresentation.  If unforeseen circumstances make it impossible to meet a commitment, we must inform the customer as soon as possible.

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Many FPU employees deal primarily with “internal customers” - other FPU employees, functions or departments.  These principles apply equally to these important relationships.

Our commitment to fair competition and high ethical standards prohibits us from such inappropriate practices as refusing to provide service or maintain equipment because the customer is also a customer of one of our competitors.  This commitment also prevents us from offering to customers any benefits or rewards that violate applicable laws or responsible and generally accepted business practices.  In practical terms, this means that customer entertainment is limited to what is reasonable and necessary to facilitate business discussions.  Any gifts made to customers must be modest promotional items.  (For more details see Gifts and Entertainment.)

FPU employees must respect and protect any confidential or proprietary information shared with us by a customer.  We should not hesitate to let our customers know, in a respectful way, that we expect them to protect our confidential and proprietary information as well.

Vendor Relationships

Our commitment to deal fairly and honestly with vendors means that employees responsible for buying materials and contracting for services on behalf of the Company must consciously and consistently guard their objectivity.  In practice, this means that no employee will accept or solicit any benefit from a vendor or potential vendor that might influence, or even appear to influence, his or her decision.  (For more details on what might be considered a benefit or for a discussion about gifts and entertainment in general, see Gifts and Entertainment.)  Promotional items of modest value are acceptable, as is moderately scaled entertainment within the limits of responsible and generally accepted business practices.

No FPU employee will require vendors to give up trade with our competitors, nor require vendors to buy our products or services

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in order to maintain their relationship with us.  To avoid even the appearance of putting pressure on vendors, FPU employees will not solicit or accept gifts, merchandise or services from vendors for Company events or charitable activities.

FPU employees must respect and protect any confidential or proprietary information shared with us by a vendor.  We also should not hesitate to let our vendors know that we trust them to do likewise.

Community

Ethical Leadership in the Community

Employees, shareholders, customers and vendors are not the only parties interested in FPU’ activities.  Corporations have social obligations that extend beyond the payment of taxes, employment of people and the providing of goods and services.  An enterprise faces a special challenge: to uphold consistent standards of ethical business conduct while also respecting the culture and business customs of every community in which it operates.  This section looks at the broader responsibilities of the corporation as a citizen.

Communities

FPU directly and through its employees contributes to the general well being and improvement of the communities where it does business.  As a corporate citizen of the communities we serve, we must always act responsibly.  This means conducting our operations safely and being prepared for emergencies that may occur.  When feasible, we also provide financial support to worthwhile programs.  FPU encourages employees to participate in local public affairs, charitable organizations and other community activities of their choice.

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The company encourages the recruitment of qualified local personnel and local purchasing of goods and services where practical and economical.

Health, Safety and the Environment

FPU is committed to achieving health, safety and environmental excellence.  FPU will strive to provide a safe and healthy working environment for our employees and avoid adverse impact and injury to the natural environment in the communities in which we do business.  Our programs and procedures, as implemented by our management and employees, combine high standards and the use of appropriate technology in order to provide for the health, safety and protection of our environment.

Wherever FPU operates we comply with rules and regulations of federal, state and local governments and appropriate regulatory agencies.

Relationship to the Political Process

FPU does not abuse its power to influence public issues.  We do, however, express our views on issues that affect our operations.  The company respects and supports the right of all employees to participate in the political process.  However, it does not reimburse employees for personal political contributions, nor does it permit employees to campaign on company time or property.

Competition

Competition is the foundation of capitalism.  FPU competes vigorously in an ethical and legitimate manner.  We grow our business by providing safe, reliable and competitively priced energy and value added services.  We avoid all actions which are anti-competitive or otherwise contrary to laws that govern competitive practices in the marketplace.

FPU and its employees refuse to associate with or participate in illegal practices, such as price-fixing schemes, bid-rigging arrangements or exclusive dealings.

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FPU employees do not denigrate competitors or their products, but do, with care and prudence, make fair and factually based comparisons on attributes such as quality, price, service and performance.

FPU employees will not use improper means of gathering information about competitors.  Theft, illegal entry and electronic eavesdropping are obviously unacceptable means of searching for competitive intelligence.  In addition, you must not misrepresent yourself or your situation in order to convince somebody to release information to you (by posing as a customer,

for example) or engage a third party to do so.  You must not offer a bribe or a gift in exchange for competitors’ information or solicit confidential information from a competitor’s ex-employee.  This is not a comprehensive list of improper means – consult with the Director of Human Resources and your manager or your division director before reviewing or using any competitive information.

Accountability

All business transactions must be accurately and completely accounted for and reported on the books and records of the company.  All travel and expense claims submitted by employees must be justified, accurate and appropriate.

FPU strives to meet reasonable requests for information.  The company publishes quarterly and annual reports on its performance and shares information about its ethics standards.  It maintains close and honest relationships with the financial community and the media, regularly and willingly informing them about significant developments, subject to applicable laws and company policy regarding disclosure.

FPU provides full, fair, accurate, timely and understandable disclosure in all reports, documents and filings with the Securities and Exchange Commission, any other appropriate governmental agency and in shareholder and public communications.

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Certain information, however, must remain confidential in order to protect the company’s competitive position and to comply with applicable agreements and laws.  Proprietary information such as expansion plans and financial information prior to public disclosure often falls in the category of company property that must be protected.

Summary

As discussed in the preceding pages of our Code of Ethics, the company is committed to the highest standards of behavior and ethical practice in pursuit of our strategic goals.  We expect our employees to actively participate in our philosophy and we require an equal commitment from our vendors and business partners.

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Revised 05-27-2003

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